EXHIBIT 99.1

                                                                 [LOGO] CELANESE

SHAREHOLDER LETTER

Third quarter 2001


                    > Celanese Q3 sales decline 3% to E 1.2 billion; nine-month sales increase 5%

                    > As expected, tougher business conditions lead to 17% decrease in Q3 EBITDA excluding special charges; nine-month decline 7%

                    > Cash flow from operating activities improves substantially; net debt down 24% from year-end 2000

                    > Q3 loss per share E 0.08 versus loss of E 0.35; nine-month earnings per share increase to E 0.68 from E 0.35


Dear Shareholder,

     As we announced in late August, the worsening conditions in our markets and the world economy burdened our performance in the third quarter. The situation became more difficult following the tragic events of September 11th.

     During the third quarter, prices for our chemical products, amid market oversupply, declined faster than energy and raw material costs. The continuing weakness in the global telecommunications and U.S. automotive industries is still weighing on the results of the Technical Polymers Ticona segment. Cost reductions resulting from restructuring and other initiatives partially compensated for this decline. Despite tougher business conditions, we lowered trade working capital by 12%, or E 117 million, and incurred lower cash outflows for special charges. As a result, cash flow from operating activities improved substantially, and we reduced net financial debt by 24%, or E 278 million, in the first nine months of the year.

     Net sales in the quarter declined 3% to E 1.2 billion versus the same period of last year, mainly because of lower pricing in our chemical segments, Acetyl Products and Chemical Intermediates, and declining volumes for Ticona products. During the first nine months of the year, sales rose 5% to almost E 4 billion.

     EBITDA excluding special charges decreased by 17% to E 88 million, reflecting lower margins in chemicals and volume decline at Ticona. EBITDA benefited from lower selling, general & administrative (SG&A) expenses. In the first nine months, EBITDA decreased 7% to E 354 million.

     In the weakening economic environment, we are intensifying our efforts to improve the efficiency and profitability of our operations:

> We are substantially restructuring our operations under our "Forward" initiative. Announced on August 31, this initiative will result in the closure of several high-cost facilities, the simplification of administrative structures and the reduction of about 850 positions, resulting in special charges of at least E 260 million in 2001.

> We have made substantial progress toward the restructuring we announced in May, which included the streamlining of operations at two major Texas plants, the idling of downstream acetyl products capacity in Canada, the closure of a chemical distribution terminal


FINANCIAL HIGHLIGHTS

                                                                    Q3       Q3
in E millions                                                     2001     2000
--------------------------------------------------------------------------------
Net sales ................................................       1,233    1,274
EBITDA(1) excluding special charges ......................          88      106
EBITDA margin(2) .........................................         7.1%     8.3%
Special charges, net .....................................           0      (54)
Operating profit (loss) ..................................         (16)     (47)
Earnings (loss) before taxes .............................          (5)     (53)
Net earnings (loss) of:
  continuing operations ..................................          (4)     (32)
  continuing and discontinued operations .................          (4)     (18)
Capital expenditures .....................................          55       61
Average shares outstanding (thousands) ...................      50,335   51,289

--------------------------------------------------------------------------------

Net earnings (loss) per share (in E) of(3):
  continuing operations ..................................       (0.08)   (0.62)
  continuing operations excl. special charges(4) .........       (0.08)    0.03
  continuing and discontinued operations .................       (0.08)   (0.35)

--------------------------------------------------------------------------------

                                                               SEPT 30   DEC 31
in E millions                                                     2001     2000
--------------------------------------------------------------------------------
Total working capital(5) .................................         876      993
Total financial debt(6) ..................................         890    1,165
Net financial debt(7) ....................................         863    1,141
Shareholders' equity .....................................       2,843    2,843
Total assets .............................................       7,207    7,642
===============================================================================

(1)  Earnings before interest, taxes, depreciation and amortization

(2)  EBITDA excluding special charges/sales

(3) Per-share data are based on weighted average shares outstanding in each period

(4)  Special charges tax affected at a notional 38% rate

(5) Trade accounts receivable from 3rd parties and affiliates net of allowance for doubtful accounts, plus inventories less trade accounts payable to 3rd parties and affiliates

(6)  Short- and long-term debt

(7)  Total financial debt less cash & cash equivalents

CELANESE SHAREHOLDER LETTER
THIRD QUARTER 2001 IN BRIEF


and the shutdown of acetate filament production in South Carolina.

> This year, we expect to meet our "Focus" initiative goals of reducing trade working capital by E 100 million and maintaining capital expenditures at around last year's level of E 235 million. This year's EBITDA will include results from our successful efforts to reduce costs and to generate additional earnings.

     The net loss per share was E 0.08 compared with a loss of E 0.35 a year earlier. The improvement resulted from lower SG&A and a decrease in special charges. Earnings per share in the first nine months of the year rose to E 0.68 from E 0.35.

     As of September 30, 2001, Celanese had about 12,700 employees, compared to 13,300 a year earlier.

ACETYL PRODUCTS

     In Acetyl Products, third quarter net sales of E 514 million were flat (prices -10%, volumes +6%, a change in the composition of the segment +3%,


CONDENSED BALANCE SHEET
                                                              SEPT 30    DEC 31
in E millions                                                    2001      2000
--------------------------------------------------------------------------------
ASSETS
  Cash & cash equivalents ..................................       27        24
  Receivables, net .........................................    1,352     1,659
  Inventories ..............................................      665       719
  Other current assets .....................................      129       125
  Investments ..............................................      573       613
  Property, plant & equipment, net .........................    2,082     2,169
  Intangible assets, net ...................................    1,410     1,457
  Other non-current assets .................................      969       876
--------------------------------------------------------------------------------
TOTAL ASSETS ...............................................    7,207     7,642
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
  Short-term borrowings and current installments
    of long-term debt ......................................      290       414
  Accounts payable & accrued liabilities ...................    1,325     1,519
  Other current liabilities ................................      452       300
  Long-term debt ...........................................      600       751
  Other non-current liabilities ............................    1,697     1,815
  Shareholders' equity .....................................    2,843     2,843
--------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .................    7,207     7,642
================================================================================


currency movements +1%). During the first nine months of the year, sales increased by 15% to E 1.7 billion.

     As a result of industry overcapacity, third quarter pricing for acetic acid and vinyl acetate monomer declined faster than energy and raw material costs.

     EBITDA excluding special charges declined by E 6 million to E 40 million, mainly as a result of reduced margins. In the first nine months, EBITDA excluding special charges rose 35% to E 183 million.

CHEMICAL INTERMEDIATES

     Net sales of Chemical Intermediates decreased 3% to E 259 million (prices -11%, volumes +7%, currency movements +1%). Competitive pressures resulted in lower prices in oxo products and acrylates. Volumes increased mainly for oxo products as the result of higher Asian sales. During the third quarter, EBITDA excluding special charges declined, mainly due to pressure on margins and production interruptions.

ACETATE PRODUCTS

     Acetate Products net sales decreased in the third quarter by 3% to E 187 million (volumes -3%, prices -2%, currency movements +2%). Higher volumes for acetate tow, reflecting increased demand in Europe and Asia, were outweighed by the continuing decline in acetate filament, primarily caused by the weakening U.S. economy and soft demand in Asia.

     EBITDA excluding special charges decreased by E 5 million to E 14 million, primarily because of higher energy costs and lower average prices as a result of a change in product mix.

TECHNICAL POLYMERS TICONA

     Net sales for Ticona declined by 17% to E 185 million in the third quarter (volumes -17%, prices -1%, currency


CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                   Q3        Q3
in E millions ..............................................     2001      2000
--------------------------------------------------------------------------------
NET SALES ..................................................    1,233     1,274

  Cost of sales ............................................   (1,105)   (1,086)
--------------------------------------------------------------------------------
GROSS PROFIT ...............................................      128       188

  Selling, general & administrative expense ................     (120)     (160)
  Research & development expense ...........................      (23)      (23)
  Special charges, net .....................................        0       (54)
  Foreign exchange gain (loss) .............................        0         3
  Gain (loss) on disposition of assets .....................       (1)       (1)
--------------------------------------------------------------------------------
OPERATING PROFIT (LOSS) ....................................      (16)      (47)

  Equity in net earnings of affiliates .....................        3         8
  Interest expense .........................................      (20)      (19)
  Interest & other income, net .............................       28         5
--------------------------------------------------------------------------------

EARNINGS (LOSS) BEFORE INCOME
TAXES OF CONTINUING OPERATIONS .............................       (5)      (53)

  Income taxes .............................................        1        21
  Minority interests .......................................        0         0
--------------------------------------------------------------------------------
EARNINGS (LOSS) OF CONTINUING OPERATIONS ...................       (4)      (32)

  Earnings of discontinued operations ......................        0         0
  Gain (loss) on disposals of disc. operations .............        0        14
--------------------------------------------------------------------------------
  Net earnings (loss) ......................................       (4)      (18)
================================================================================

movements +1%). The decline in volumes was due to continued weak demand from the global telecommunications and U.S. automotive industries, as well as general market slowdown in both North America and Europe.

     EBITDA excluding special charges decreased to E 14 million due to the large volume decline, particularly in products for the telecommunications industry. Cost savings and lower spending helped to compensate for this decline.

PERFORMANCE PRODUCTS

     Performance Products net sales increased 10% to E 112 million (volumes +12%, prices -1% currency movements -1%).

Nutrinova sales increased on

NEWS FROM THE BUSINESSES
================================================================================

>  NEW VANTAGE(TM) TECHNOLOGY TO INCREASE EFFICIENCY
   OF VAM PRODUCTION FOR CELANESE

     Celanese is the global market leader in vinyl acetate monomer (VAM) with a market share of over 25% and an annual production capacity exceeding 1.2 million metric tons. In the third quarter, Celanese announced a significant breakthrough in its VAM technology. A new proprietary technology, VAntage(TM), will significantly increase production efficiencies and further lower operating costs. This provides a platform for adding capacity equivalent to a world-scale plant at 10 to 15% of the cost of building a grass-roots unit.

>  TICONA TESTS MUCELL(R) TECHNOLOGY --
   ADVANCING INTO NEW APPLICATION AREAS FOR CUSTOMERS

     Ticona is the first plastics manufacturer to test a new gas-injection molding process developed by the U.S. company Trexel. Thanks to the so-called microcellular foam technology, molded parts contain millions of tiny (25-50 um), evenly distributed gas bubbles, thus requiring less material and becoming markedly lighter than conventional molded parts. First trials using Ticona polymers are showing positive results.

>  CELANESE CHEMICALS NAMED WIRELESS INNOVATOR

     Celanese Chemicals has been named one of the top 25 wireless innovators for its project to place real time customer information directly into the hands of its sales and customer management services teams via wireless, hand-held devices.

     Celanese Chemical's wireless project builds on the company's e-business strategy to ultimately Web-enable its information technology SAP system, providing easy access to product, sales and distribution information for both employees and customers.

================================================================================

strong volumes for Sunett(R) high intensity sweetener and sales of resale products in Japan and Australia.

     Trespaphan OPP film sales were relatively flat as higher volumes were partly offset by lower average pricing due to changes in product mix. This change largely resulted from lower sales of films used in capacitors, where industry demand is currently weak.

     EBITDA excluding special charges rose 26% to E 24 million, mainly due to the higher volumes at Nutrinova.


SEGMENT PERFORMANCE

SEGMENT NET SALES
                                                                    Q3      Q3
in E millions                                                     2001    2000
--------------------------------------------------------------------------------
  Acetyl Products ..........................................       514     514
  Chemical Intermediates ...................................       259     268
  Acetate Products .........................................       187     192
  Technical Polymers Ticona ................................       185     224
  Performance Products .....................................       112     102
--------------------------------------------------------------------------------
SEGMENT TOTAL ..............................................     1,257   1,300
  Other activities .........................................        19      20
  Intersegment eliminations ................................       (43)    (46)
--------------------------------------------------------------------------------
TOTAL ......................................................     1,233   1,274
================================================================================

SEGMENT EBITDA(1)
EXCLUDING SPECIAL CHARGES
                                                                    Q3      Q3
in E millions                                                     2001    2000
--------------------------------------------------------------------------------
  Acetyl Products ..........................................        40      46
  Chemical Intermediates ...................................         0       4
  Acetate Products .........................................        14      19
  Technical Polymers Ticona ................................        14      32
  Performance Products .....................................        24      19
--------------------------------------------------------------------------------
SEGMENT TOTAL ..............................................        92     120
  Other activities .........................................        (4)    (14)
--------------------------------------------------------------------------------
TOTAL ......................................................        88     106
================================================================================


OUTLOOK

     Economic conditions have deteriorated significantly during the course of this year. Although we are seeing lower energy costs, we are concerned about the margins in our chemical segments and the low level of business activity in Ticona's end-markets. We continue to reduce our cost base aggressively and to position our businesses for improved performance.

     Following the events of September 11th, it is more difficult to predict market developments. Business confidence, especially in North America, appears to have been badly shaken. Our business will have higher volatility and a more challenging earnings environment. However, the third-quarter reversal of accruals of E 34 million for stock based incentive programs increased our results and should enable us to reach an earnings level of about E 400 million

CELANESE SHAREHOLDER LETTER
THIRD QUARTER 2001 IN BRIEF


CELANESE ON THE STOCK EXCHANGE

------------------------------

          [GRAPHIC]

------------------------------

     During the third quarter, Celanese shares performed below a selected group of peer companies and below the German M-DAX index. The share price recorded a closing high of E 27.50 in Frankfurt on July 17th and a high of US$ 23.60 in New York on July 18th. The quarterly closing low occurred on September 21st in Frankfurt and New York at E 15.90 and US$14.73, respectively.

     At the end of September, Celanese had a total of 50,334,891 shares outstanding, with an additional 5,580,478 shares held in treasury. More than 14% of all outstanding shares were traded during this quarter with up to 30% of the volume traded in New York.

     During September, Celanese hosted analysts from Europe and America at its annual analyst conference in Frankfurt. In addition to presentations by Celanese management on company strategy and business developments, the analysts toured a key Ticona polymer production site at Kelsterbach, Germany.

     Since the end of September, the Celanese share has been included in the European STOXX 600 index.

================================================================================

EBITDA excluding special charges this year. We now expect our loss per share from continuing operations, excluding special charges, to be in the range of E
0.40 to E 0.60.

     At this point, we remain cautious in our outlook for 2002.

                                   Sincerely,

                                   /s/ CLAUDIO SONDER
                                   ---------------------------------------------
                                       Claudio Sonder
                                       Chairman of the Board of Management

FOOTNOTES

RESULTS UNAUDITED: The foregoing results, together with the adjustments made to present the results on a comparable basis, have not been audited and are based on the internal financial data furnished to management. Accordingly, the quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

RESULTS ADJUSTED FOR DISCONTINUED OPERATIONS: The foregoing results exclude operations that have been discontinued. The results of these businesses are reflected in the interim balance sheets, income statements and statements of cash flows as discontinued operations.

FORWARD-LOOKING STATEMENTS: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors, application of new or changed accounting standards or other government agency regulations, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 20-F filed with the SEC on March 23, 2001. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.

                            -----------------------

YOUR CONTACTS AT CELANESE AG

MEDIA RELATIONS

Ralf Christner
Phone: ++49/69/305 84040
Fax: ++49/69/305 84160
R.Christner@Celanese.com

Phillip Elliott
Phone: ++49/69/305 33480
Fax: ++49/69/305 84160
P.Elliott@Celanese.com


INVESTOR RELATIONS

Joerg Hoffmann
Phone: ++49/69/305 4508
Fax: ++49/69/305 83195
J.Hoffmann@Celanese.com

Michael Oberste-Wilms
Phone: ++49/69/305 83199
Fax: ++49/69/305 83195
M.Oberste-Wilms@Celanese.com

INVESTOR RELATIONS AND PUBLIC AFFAIRS
CELANESE AMERICAS CORPORATION

Andrea Stine
86 Morris Avenue
Summit, NJ 07901, USA
Phone: ++1/908/522 7784
Fax: ++1/908/522 7583
A.Stine@Celanese.com


FURTHER INFORMATION

ON REQUEST, WE WOULD BE PLEASED TO SEND YOU OUR
DETAILED QUARTERLY REPORT AND OUR 2000 ANNUAL AND
FINANCIAL REPORTS.

PLEASE WRITE TO:
  >  Celanese AG
     Frankfurter Strasse 111
     61476 Kronberg im Taunus
     Germany

YOU CAN ALSO GET IN TOUCH WITH US BY PHONE OR FAX:
  >  Phone ++49/69/30 52 66 66
  >  Fax ++49/69/30 58 34 66

OR CONTACT US VIA E-MAIL:
  > pr@celanese.com

PLEASE VISIT OUR WEB SITE:
  > www.celanese.com

You can download all of our publications from our web site, where you can also find up-to-date information on Celanese.

Key figures for the full year 2001 will be announced on February 7, 2002; full results on March 7, 2002.

This quarterly report is also available in German.